Earnings Press Release

Exhibit 99.1

For Immediate Release

TFI International Announces 2025 First Quarter Results

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First quarter operating income of $114.6 million compares to $151.6 million in the same prior year quarter
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First quarter net income of $56.0 million compares to $92.8 million in Q1 2024, while adjusted net income1 of $64.2 million compares to $105.5 million in Q1 2024
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First quarter diluted earnings per share (diluted “EPS”) of $0.66 compares to $1.09 in Q1 2024, while adjusted diluted EPS1 of $0.76 compares to $1.24 in Q1 2024
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First quarter net cash from operating activities $193.6 million compares to $200.7 million in Q1 2024, while free cash flow1 of $191.7 million increased 40% from $137.2 million in Q1 2024

Montreal, Quebec, April 23, 2025 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the first quarter ended March 31, 2025. All amounts are shown in U.S. dollars.

“TFI International continues to navigate industrywide freight demand weakness by following long held core operating principles, including an overarching focus on robust free cash flow as evidenced by a 40% year-over-year increase during the first quarter,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Our strong financial footing enables us to take a strategic approach to cyclicality, making targeted investments while our hardworking team drives operational excellence across the organization. This disciplined focus delivered improved operating ratios across several of our businesses despite the challenging market conditions. Perhaps most importantly, we’ve maintained our commitment to return capital to our valued shareholders through our consistent dividend program and significant share repurchases during the quarter, a pillar of our mission to create long-term shareholder value.”

FIRST QUARTER RESULTS

Financial highlights	Three months ended
		March 31
(in millions of U.S. dollars, except per share data)	2025	2024
Total revenue	1,964.4	1,870.8
Revenue before fuel surcharge	1,714.5	1,611.5
Adjusted EBITDA[1]	259.0	268.4
Operating income	114.6	151.6
Net cash from operating activities	193.6	200.7
Net income	56.0	92.8
EPS - diluted ($)	0.66	1.09
Adjusted net income[1]	64.2	105.5
Adjusted EPS - diluted¹ ($)	0.76	1.24
Weighted average number of shares ('000s)	84,180	84,475
Weighted average number of diluted shares ('000s)	84,524	85,348
Number of share outstanding - end of period ('000s)	83,972	84,555
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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FIRST QUARTER RESULTS

Total revenue of $1.96 billion compared to $1.87 billion in the prior year period and revenue before fuel surcharge of $1.71 billion compared to $1.61 billion in the prior year period. The increase was primarily due to contributions from business acquisitions, offset by reduced volumes driven by weaker end market demand.

Operating income of $114.6 million compared to $151.6 million in the prior year period. The decrease was primarily attributable to the decline in revenues as a result of weaker market demand in the quarter, partially offset by contributions from business acquisitions of $8.7 million and gains on sale of assets held for sale of $6.8 million.

Net income of $56.0 million compared to $92.8 million in the prior year period, and net income of $0.66 per diluted share compared to $1.09 in the prior year period. Adjusted net income, a non-IFRS measure, was $64.2 million, or $0.76 per diluted share, compared to $105.5 million, or $1.24 per diluted share, in the prior year period.

Total revenue increased by 61% for the Truckload segment due primarily to the acquisition of Daseke, while the Less-Than-Truckload and Logistics segments declined by 14% and 13%, respectively. Operating income in the Truckload segment increased by 18% compared to Q1 2024, while the Less-Than-Truckload and Logistics segments declined by 45% and 22%, respectively.

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended March 31
	2025		2024
	$		$
Revenue before fuel surcharge
Less-Than-Truckload*	679.0		783.5
Truckload	662.9		397.7
Logistics	384.9		441.9
Eliminations	(12.3)		(11.7)
	1,714.5		1,611.5
	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload*	47.1	6.9%	85.0	10.9%
Truckload	48.8	7.4%	41.5	10.4%
Logistics	31.2	8.1%	40.2	9.1%
Corporate	(12.5)		(15.1)
	114.6	6.7%	151.6	9.4%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge

* In the second quarter of fiscal 2024, it was determined that Package and Courier operating segment should be aggregated with the Canadian Less-Than-Truckload and U.S. Less-Than-Truckload operating segments, forming the Less-Than-Truckload reportable segment. Comparative information for the Less-Than-Truckload reportable segment has been recast to be consistent with current reportable segments.

CASH FLOW

Net cash flow from operating activities was $193.6 million during the first quarter of 2025 compared to $200.7 million in the prior year period. The decrease was due to an increase in interest payments related to debt and a reduction in net income offset partially by an increase in working capital.

Net cash from investing activities increased by $143.3 million, primarily due to less spending on business combinations and capital expenditures, offset partially by a decrease in the proceeds from the sale of investments.

Net cash from financing activities decreased by $679.0 million, primarily as a result of a $500.0 million loan obtained in Q1 2024 to fund the acquisition of Daseke and a reduction of draws from the revolving facility of $72.7 million.

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The Company returned $94.4 million to shareholders during the quarter, of which $38.2 million was through dividends and $56.2 million was through share repurchases.

On March 17, 2025, the Board of Directors of TFI International declared a quarterly dividend of $0.45 per outstanding common share, paid on April 15, 2025, representing a 13% increase over the $0.40 quarterly dividend declared in Q1 2024.

BUSINESS ACQUISITIONS

Subsequent to the end of the quarter, the Company acquired two businesses, Basin Transportation LLC and Veilleux Transit Inc., that will be reported in the Truckload segment.

WEBCAST DETAILS

TFI International will host a webcast on Thursday April 24, 2025 at 9:00 a.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, imposing of tariffs or changes to the rates of tariffs and their impact on the market, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

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The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2025 Q1 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to assist in determining the ability of the Company to assess its performance.

Adjusted EBITDA	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2025	2024
Net income	56.0	92.8
Net finance costs	40.3	27.3
Income tax expense	18.3	31.4
Depreciation of property and equipment	87.9	64.5
Depreciation of right-of-use assets	41.9	35.3
Amortization of intangible assets	21.5	17.2
Gain, net of impairment, on sale of land
and buildings and assets held for sale	(7.0)	(0.2)
Adjusted EBITDA	259.0	268.4
Note: due to rounding, totals may differ slightly from the sum.

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described

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above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended March 31
(unaudited, in millions of U.S. dollars, except per share data)	2025	2024
Net income	56.0	92.8
Amortization of intangible assets related to business acquisitions	19.0	16.0
Net foreign exchange loss	0.2	1.3
Gain, net of impairment, on sale of land and buildings
and assets held for sale	(7.1)	(0.2)
Tax impact of adjustments	(4.0)	(4.4)
Adjusted net income	64.2	105.5
Adjusted earnings per share - basic	0.76	1.25
Adjusted earnings per share - diluted	0.76	1.24
Note: due to rounding, totals may differ slightly from the sum.

Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended March 31
(unaudited, in millions of U.S. dollars)	2025	2024
Net cash from operating activities	193.6	200.7
Additions to property and equipment	(34.5)	(77.5)
Proceeds from sale of property and equipment	15.8	12.8
Proceeds from sale of assets held for sale	16.9	1.2
Free cash flow	191.7	137.2

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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